UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41110

GRAB HOLDINGS LIMITED

3 Media Close, #01-03/06
Singapore 138498
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Announcement of Fourth Quarter and Full Year 2023 Results, Share Repurchase Program, and Repayment of Term Loan B

On February 22, 2024, Grab Holdings Limited (“Grab”) announced its financial results for the fourth quarter and full year ended December 31, 2023. In addition, Grab announced that its board of directors has authorized a share repurchase program, under which Grab may repurchase up to $500 million worth of its outstanding Class A ordinary shares, and the full repayment of Grab’s outstanding Term Loan B. The announcement is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Grab Reports Fourth Quarter and Full Year 2023 Results and Announces Inaugural Share Repurchase Program of Up to $500 Million

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAB HOLDINGS LIMITED
	By:	/s/ Peter Oey____
Date: February 22, 2024		Name: Peter Oey
Title: Chief Financial Officer